                                                                                                August 31, 2011

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Jeffrey Riedler, Assistant Director

Re:	Intellipharmaceutics International Inc.
Annual Report on Form 20-F, filed May 31, 2011 File No. 000-53805

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 18, 2011 (the “Comment Letter”), addressed to Shameze Rampertab, the Vice President Finance and Chief Financial Officer of Intellipharmaceutics International Inc. (“we”, “our”, “Intellipharmaceutics” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on May 31, 2011 of the Company’s Annual Report on Form 20-F for the fiscal year ended November 30, 2010 (the “2010 Form 20-F”).  In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

Item 10. Additional Information

Material Contracts, page 68

1.
We note your risk factor disclosure on page 7 with respect to your significant dependence on Par Pharmaceutical for the prosecution, regulatory approval and commercialization of dexmethylphenidate XR generic, your most advanced product candidate. As such, the underlying license and commercialization agreement with Par Pharmaceutical appears to be an agreement upon which you are substantially dependent. Please file this license and commercialization agreement as an exhibit as required under Instruction 4(b)(i) to the Instructions to Exhibits in Form 20-F. In the alternative, please provide us with a detailed analysis as to why you are not required to file this agreement as an exhibit.

RESPONSE: The agreement with Par Pharmaceutical, Inc. (“Par Pharmaceutical” or “Par”), covering our license and commercialization arrangement with Par for the development of a generic version of Focalin XR®, was not believed by the Company to be a material contract at the time of entry, has not become and is not now a material contract.

Jeffrey Riedler, Assistant Director
August 31, 2011

The Par agreement does not provide for any cash payments to the Company between now and commercialization of the dexmethylphenidate XR product, which commercialization will occur in October 2012 at the earliest, subject to FDA approval.

It is respectfully submitted that even though the Company depends significantly on the actions of Par Pharmaceutical in the prosecution to regulatory approval and commercialization of our once daily dexmethylphenidate XR generic product candidate, our business is not substantially dependent on our agreement with Par, and certainly not upon cash payments to the Company from Par prior to commercialization, if any.

Our 2010 Form 20-F (at pages 25-26), details the present status of our ANDA and NDA product candidates that have been disclosed publicly. These are as summarized below, with small changes to the table as it appears in the Form 20-F for the purposes of clarity only.

Generic name	Brand	Indication	Present Regulatory/Development Status	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	ANDA application for commercialization approval for 5 strengths under review by the FDA	ANDA	Intellipharmaceutics and Par Pharmaceutical
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by the FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed-release capsules	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by the FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release capsules	Glucophage®XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by the FDA	ANDA	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder, and major depressive disorder	ANDA application for commercialization approval for 4 strengths under review by the FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	N/A	Pain	Early-stage development	NDA 505(b)(2)	Intellipharmaceutics

30 Worcester Road, Toronto, Ontario, Canada M9W 5X2
Tel: (416) 798 3001 Fax: (416) 798 3007 Website: www.intellipharmaceutics.com

Jeffrey Riedler, Assistant Director
August 31, 2011

The table clearly demonstrates that we have a number of drugs, including our dexmethylphenidate XR generic product candidate, before the FDA as Abbreviated New Drug Applications (ANDAs) seeking regulatory approval to commercialize those products in the United States. The first-filed of those products was our dexmethylphenidate XR generic product. Since that filing, the Company has made four (4) additional such ANDA filings plus an amendment to the dexmethylphenidate filing to add an additional strength. The Company has also disclosed two products in late and early stage development as shown in the Table.  Successful development and commercialization of our products is highly uncertain and is dependent on numerous factors, many of which are beyond our control.

Although our dexmethylphenidate XR generic is our most advanced product candidate for regulatory approval, in the sense that it was the first-filed of our generic candidates, the fact remains that while this and our other product candidates may appear promising, whether as filed candidates, or in early or late stages of development, any or all of them may fail to advance to filing or commercialization for various reasons, all as outlined in the Risk Factors section of the 2010 Form 20-F filing at issue. It may also be the case that one of our other filed ANDAs could become the first to reach approval for commercialization ahead of our dexmethylphenidate ANDA, notwithstanding its being filed at a time after the dexmethylphenidate ANDA was filed.

In this regard, we may never receive regulatory approval for our dexmethylphenidate XR generic product candidate or other potential products, and it or they may not ever be successfully commercialized. The prospects for revenues from any particular product are speculative and depend on a wide range of factors beyond the control of the Company. The Company is not in a position to make a meaningful prediction regarding any particular product candidate (and no projections of any kind have been made in the Company’s public filings in respect of anticipated revenues from the Par agreement).  While the sales of generic dexmethylphenidate under the referenced agreement with Par may eventually generate revenues for the Company, so too may our other product candidates generate such revenues if approved for commercialization.

In the event that the business generated by this agreement becomes (i) material to our financial performance or business in a future period; and (ii) a contract upon which our business is substantially dependent,  the Company, where necessary, will revise its disclosures accordingly and the Company will also file the agreement with Par Pharmaceutical as an exhibit to the Company’s Annual Report on Form 20-F relating to the period in which the Company determines that the agreement is material and our business is substantially dependent upon it.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

30 Worcester Road, Toronto, Ontario, Canada M9W 5X2
Tel: (416) 798 3001 Fax: (416) 798 3007 Website: www.intellipharmaceutics.com

Jeffrey Riedler, Assistant Director
August 31, 2011

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding the Form 20-F or our response to the Comment Letter, please do not hesitate to contact Richard DiStefano of Blank Rome LLP, our outside U.S. legal counsel, at 212.885.5372 (fax 917.332.3762).

Sincerely,

INTELLIPHARMACEUTICS INTERNATIONAL INC.

By:  /s/ Isa Odidi
Name: Isa Odidi
Title:   CEO

30 Worcester Road, Toronto, Ontario, Canada M9W 5X2
Tel: (416) 798 3001 Fax: (416) 798 3007 Website: www.intellipharmaceutics.com